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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                      Florida East Coast Industries, Inc.
             (Exact Name of Registrant as Specified in Its Charter)


                 FLORIDA                                 59-2349968
 (State of Incorporation or Organization)   (I.R.S. Employer Identification No.)

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             1 Malaga Street
          St. Augustine, Florida                            32084
 (Address of Principal Executive Offices)                (Zip Code)

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If this form relates to the registration     If this form relates to the registration
of a class of securities pursuant to         of a class of securities pursuant to
Section 12(b) of the Exchange Act            Section 12(g) of the Exchange Act and is
and is effective pursuant to General         effective pursuant to General Instruction A
Instruction A.(c), please check the          (d), please check the following box.[ ]
following box. [X]
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Securities Act registration statement file number to which this form relates:   _______________________
                                                                                    (If applicable)
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Securities to be registered pursuant to Section 12(b) of the Act:

      Title of Each Class                      Name of Each Exchange on Which
      to be so Registered                      Each Class is to be Registered
      -------------------                      ------------------------------
Series A Participating Cumulative                 New York Stock Exchange
Preferred Stock Purchase Rights


Securities to be registered pursuant to Section 12(g) of the Act:

                               (Title of Clase)
                               ----------------
                                      none


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Item 1:   Description of Registrant's Securities to be Registered

     The Board of Directors of Florida East Coast Industries, Inc. (the "Company") has declared a dividend of one preferred stock purchase right (a "Right") for each outstanding share of Class A common stock, no par value per share (the "Class A Common Stock") and Class B common stock, no par value per share (the "Class B Common Stock" and together with the Class A Common Stock, the "Common Stock"), of the Company. The Class B Common Stock is a new class of stock that is expected to be distributed to The St. Joe Company ("St. Joe") shareholders on or as soon as practicable following October 9, 2000, in connection with a recapitalization of St. Joe's approximate 54% equity interest in the Company. The dividend will be payable upon the recapitalization and distribution of the Class B common stock. After the recapitalization and distribution of the Class B Common Stock, St. Joe will no longer have an equity interest in the Company.

     Prior to the Distribution Date (as defined below), the Rights will be evidenced by the certificates for and will be transferred with the Common Stock, and the registered holders of the Common Stock will be deemed to be the registered holders of the Rights. After the Distribution Date, the Rights Agent will mail separate certificates evidencing the Rights to each record holder of the Common Stock as of the close of business on the Distribution Date, and thereafter the Rights will be transferable separately from the Common Stock. The "Distribution Date" generally means the earlier of (i) the close of business on the 10th day after the date (the "Stock Acquisition Date") of the first public announcement that a person (other than the Company or any of its subsidiaries or any employee benefit plan of the Company or any such subsidiary) has acquired beneficial ownership of (A) 62% or more of the outstanding shares of Class B Common Stock or (B) 39% or more of the outstanding shares of Common Stock (in either case, an "Acquiring Person") and
(ii) the close of business on the 10th business day (or such later day as may be designated by the Board of Directors before any person has become an Acquiring Person) after the date of the commencement of a tender or exchange offer by any person which would, if consummated, result in such person becoming an Acquiring Person. Notwithstanding the foregoing, a person will not become an Acquiring Person if such person acquires stock pursuant to an offer to purchase all of the outstanding shares of Common Stock for identical per share consideration for each class of Common Stock.

     Prior to the Distribution Date, the Rights will not be exercisable. After the Distribution Date (but before any person has become an Acquiring Person), each Right will be exercisable to purchase, for $250 (the "Purchase Price"), one one-hundredth of a share of Series A Participating Cumulative Preferred Stock, no par value per share (the "Preferred Stock"). The terms and conditions of the Rights are set forth in a Rights Agreement dated as of October 9, 2000 between the Company and First Union National Bank, as Rights Agent (the "Rights Agreement"), a copy of which is attached as an exhibit hereto and the description hereof is qualified in its entirety by reference thereto.

     If any person has become an Acquiring Person (but none of the events described in the second succeeding paragraph has occurred), each Right (other than Rights beneficially owned by the Acquiring Person and certain affiliated persons) will entitle the holder, after the Distribution Date, to purchase, for the Purchase Price, a number of shares of Class B Common Stock having a market value of twice the Purchase Price.

     At any time after any person has become an Acquiring Person (but before any person becomes the beneficial owner of 50% or more of the outstanding shares of Common Stock or the occurrence of any of the events described in the next paragraph), the Board of Directors may exchange all or part of the Rights (other than Rights beneficially owned by an Acquiring Person and certain affiliated persons) for shares of Class B Common Stock at an exchange ratio of one share of Class B Common Stock per Right.

     If, after any person has become an Acquiring Person, (1) the Company is involved in a merger or other business combination in which the Company is not the surviving corporation or its Common Stock is exchanged for other securities or assets or (2) the Company and/or one or more of its subsidiaries sell or otherwise transfer assets or earning power aggregating more than 50% of the assets or earning power of the Company and its subsidiaries, taken as a whole, then each Right will entitle the holder, after the Distribution Date, to purchase, for the Purchase Price, a number of shares of common stock of the other party to such business combination or sale (or in certain circumstances, an affiliate) having a market value of twice the Purchase Price.


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     The Board of Directors may redeem all of the Rights at a price of $0.01 per Right at any time before any person has become an Acquiring Person.

     The Rights will expire on October 10, 2010, unless earlier exchanged or redeemed.

     For so long as the Rights are redeemable, the Rights Agreement may be amended in any respect with the approval of not less than 80% of the directors of the Registrant or the approval of the holders of not less than 2/3 of the total outstanding shares of common stock of the Registrant (with Class A and Class B voting together as a single class). At any time when the Rights are no longer redeemable, the Rights Agreement may be amended in any respect that does not adversely affect Rights holders (other than any Acquiring Person and certain affiliated persons), cause the Rights Agreement to become amendable except as set forth in this sentence or cause the Rights again to become redeemable.

     Rights holders have no rights as a stockholder of the Company, including the right to vote and to receive dividends.

     The Rights Agreement includes antidilution provisions designed to prevent efforts to diminish the effectiveness of the Rights.

     As of October 4, 2000 there were 36,449,395 shares of Common Stock outstanding and 2,600,000 shares of Common Stock reserved for issuance under the Company's stock option plans. Each outstanding share of Common Stock on the Record Date will receive one Right. Shares of Common Stock issued after the Record Date and prior to the Distribution Date will be issued with a Right attached so that all shares of Common Stock outstanding prior to the Distribution Date will have Rights attached. 500,000 shares of Preferred Stock have been reserved for issuance upon exercise of the Rights.

     The Rights would be expected to have certain anti-takeover effects. The Rights may cause substantial dilution to a person that attempts to acquire the Company without a condition to such an offer that a substantial number of the Rights be acquired or that the Rights be redeemed or declared invalid. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Rights may be redeemed by the Company as described above.

     While the dividend of the Rights will not be taxable to stockholders or to the Company, stockholders or the Company may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable as set forth above.

     The foregoing description of the Rights Agreement is qualified in its entirety by reference to the full text of the Rights Agreement, which is attached hereto as Exhibit 1 and incorporated herein by reference.

Item 2.  Exhibits

1. Rights Agreement dated as of October 9, 2000 between Florida East Coast Industries, Inc. and First Union National Bank, as Rights Agent, which includes the Form of Certificate of Designation of Series A Participating Cumulative Preferred Stock as Exhibit A, the Form of Right Certificate as Exhibit B and the Summary of Terms of the Rights Agreement as Exhibit C.


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                                   SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                            FLORIDA EAST COAST INDUSTRIES, INC.



                                            By: /s/ Heidi J. Eddins
                                               --------------------------------
                                                Name:  Heidi J. Eddins
                                                Title: Executive Vice President,
                                                       Secretary and General
                                                       Counsel


Dated: October 4, 2000